UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [Ö ]              Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         [   ]

Rosetta Genomics Ltd.

On May 31, 2012, Rosetta Genomics Ltd. (“Rosetta”) closed the previously announced sale of 570,755 ordinary shares (the “Shares”) at a price of $11.50 per Share to various investors in a registered direct offering (the “Offering”). Aegis Capital Corp. served as the exclusive placement agent for the Offering.

The net proceeds to Rosetta from the Offering, after deducting placement agent’s fees and expenses and Rosetta’s estimated Offering expenses are expected to be approximately $6.0 million. Rosetta intends to use the net proceeds for its operations and for other general corporate purposes, including, but not limited to, repayment or refinancing of existing indebtedness or other corporate borrowings, working capital, intellectual property protection and enforcement, capital expenditures, investments, acquisitions or collaborations, research and development and product development. Based on current operations, Rosetta expects that its existing funds, together with the net proceeds from the Offering, will be sufficient to fund operations for at least the next 16 months.

As previously announced, on April 17, 2012, Rosetta received notice from The NASDAQ Stock Market LLC (“NASDAQ”) that it was not in compliance with NASDAQ’s stockholders’ equity requirement for continued listing on The NASDAQ Capital Market of $2.5 million. Pursuant to the NASDAQ Listing Rules, Rosetta was afforded the opportunity to submit a plan of compliance for the NASDAQ Staff’s consideration by June 1, 2012. Based upon the completion of the Offering, Rosetta believes that as of the date of this filing its stockholders’ equity exceeds the NASDAQ requirement of $2.5 million. Also as previously announced, pursuant to the NASDAQ Listing Rules, Rosetta was afforded a grace period to regain compliance with the $1.00 per share bid price requirement by demonstrating at least ten consecutive days of a closing bid price of at least $1.00 per share on or before May 29, 2012. On May 29, 2012, Rosetta demonstrated its tenth consecutive day with a closing bid price in excess of $1.00 per share, and on May 30, 2012, Rosetta received a notification from NASDAQ that it had regained compliance with the bid price requirement. Rosetta is awaiting confirmation from NASDAQ that it now satisfies all applicable requirements for continued listing on The NASDAQ Capital Market and intends to make a further announcement upon receipt of such confirmation.

The information contained in this Report is hereby incorporated by reference into Rosetta’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655 and 333-177670.

Cautionary Statement Regarding Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to the risks identified in reports filed from time to time with the SEC.  All such forward-looking statements are expressly qualified by these cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: May 31, 2012	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin President and Chief Executive Officer